EXHIBIT 7

                                    NBO, LLC
                           25800 NORTHWESTERN HIGHWAY
                                    SUITE 750
                           SOUTHFIELD, MICHIGAN 48075
                     TEL. (248) 262-1000 FAX (248) 357-6116



                                February 28, 2000


BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------

Board of Directors
Quality Dining, Inc.
4220 Edison Lakes Parkway
Mishawaka, Indiana  46545
Attn:  Mr. Daniel B. Fitzpatrick,
       Chairman, President and Chief Executive Officer


           Re:       Removal of Financing Condition
                     ------------------------------

Dear Directors:

                     On February 22, 2000 we communicated to you our cash merger proposal that would provide Quality Dining shareholders with a payment of $5.00 per share for all of the Company's outstanding shares of common stock.

                     Since that date, rather than considering this proposal, the Board of Directors has postponed consideration to an indefinite date after the annual meeting of shareholders in March. After we made our cash merger proposal, you also communicated, through both a letter to shareholders and a company press release, your concern that NBO had conditioned its offer on the receipt of adequate financing.

                     Although we intend to finance our acquisition of Quality Dining in a traditional manner, we are writing to advise you that we will not require that the merger be conditioned upon our receipt of financing, i.e., our $5.00 per share cash merger proposal is no longer subject to a financing condition.

                     As we have previously communicated to you, we believe that the Board's fiduciary duties require our proposal to be considered immediately. We believe that this duty is attendant on the present Board at the present time. We also believe that the time has come for the Board to embrace an auction and, in order to maximize value to shareholders, invite other bidders into the process and immediately allow us and other bona fide bidders to begin a standard diligence investigation so that a transaction may be concluded promptly.



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                     We look forward to your response to us as soon as possible.



                                           Very truly yours,

                                           /s/ David W. Schostak

                                           David W. Schostak



cc:  Philip J. Faccenda
     Arthur J. Decio
     James K. Fitzpatrick
     Ezra H. Friedlander
     Steven M. Lewis
     Christopher J. Murphy III
     Bruce M. Jacobson